Exhibit 3: Balance Sheet

	Ch$ millions		US$ millions (1)
	Mar 31-2007	Mar 31-2006	Mar 31-2007	Mar 31-2006	% Change
ASSETS

Cash & equivalents	97,662	91,723	181.1	170.1	6.5%
Other current assets	179,226	164,359	332.4	304.8	9.0%
Total current assets	276,888	256,081	513.5	474.9	8.1%

PP&E, net	343,816	328,493	637.6	609.2	4.7%
Other assets	100,809	84,097	187.0	156.0	19.9%

TOTAL ASSETS	721,513	668,671	1,338.1	1,240.1	7.9%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	34,202	12,847	63.4	23.8	166.2%
Other current liabilities	106,600	85,506	197.7	158.6	24.7%
Total current liabilities	140,802	98,353	261.1	182.4	43.2%

Long-term debt (2)	117,473	139,738	217.9	259.2	-15.9%
Other long-term liabilities	44,487	39,256	82.5	72.8	13.3%
Total long-term liabilities	161,959	178,994	300.4	332.0	-9.5%

Minority interest	42,590	41,337	79.0	76.7	3.0%

Stockholders' equity	376,161	349,987	697.6	649.1	7.5%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	721,513	668,671	1,338.1	1,240.1	7.9%

OTHER FINANCIAL INFORMATION

Cash & equivalents plus
other liquid assets	97,662	91,723	181.1	170.1	6.5%

Total financial debt	151,675	152,585	281.3	283.0	-0.6%

Net debt (3)	54,013	60,862	100.2	112.9	-11.3%

Liquidity ratio	1.97	2.60
Debt / Capitalization	0.27	0.28

(1) Exchange rate: US$1.00 = Ch$539.21
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents plus other liquid assets